Filed Pursuant to General

Instruction II.L of Form F-10

File No. 333-273462

PROSPECTUS SUPPLEMENT
dated November 17, 2023

to the Short Form Base Shelf Prospectus dated July 26, 2023

New Issue	November 17, 2023

STANDARD LITHIUM LTD.

Up to US$50,000,000 of Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Standard Lithium Ltd. (the “Company” or “SLI”), together with the accompanying short form base shelf prospectus dated July 26, 2023, as may be amended or supplemented  (the “Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”) qualifies for distribution common shares in the capital of the Company (the “Offered Shares”) having an aggregate sale price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) (the “Offering”).

The Company has entered into an “at-the-market” sales agreement dated November 17, 2023 (the “Sales Agreement”) with Canaccord Genuity Corp. (the “Canadian Agent”), Canaccord Genuity LLC and Citigroup Global Markets Inc. (the “U.S. Agents”, and together with the Canadian Agent, the “Agents”), pursuant to which the Company may distribute the Offered Shares, in accordance with the terms of the Sales Agreement, and except as noted below, from time to time through the Agents, as agents for the distribution of Offered Shares or as principals in accordance with the terms of the Sales Agreement, pursuant to the Offering. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-273462) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part. See “Plan of Distribution”.

The issued and outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and on the NYSE American LLC (the “NYSE American”) under the symbol “SLI”. On November 16, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$3.44 and on the NYSE American was US$2.51. The TSXV has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements. In addition, the Company has applied to list the Offered Shares on the NYSE American.

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual consolidated financial statements included or incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) and interim financial statements included or incorporated herein by reference have been prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting (“IAS 34”), and thus may not be comparable to financial statements of United States companies.

Investing in securities of the Company is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the accompanying Shelf Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein, in the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein prior to investing in any Offered Shares offered hereby. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations for U.S. Holders” and “Risk Factors”.

Sales of the Offered Shares, if any, under the Prospectus will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. As a result, prices may vary as between purchasers and during the period of distribution.  The Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Sales Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out above is in fact raised. The Canadian Agent will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that all but one of our officers and all but one of our directors are not residents of the United States, that some of the Agents or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and that certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NO CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.IS AN OFFENCE.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Pursuant to the terms of the Sales Agreement, the Company will compensate the Agents for their services in acting as agents in connection with the sale of the Offered Shares pursuant to the Offering in an amount up to 3.0% of the gross proceeds from sales of the Offered Shares made pursuant to the Offering (the “Placement Fee”). In addition, the Company has agreed to reimburse the Agents for certain expenses incurred in connection with the Offering.  The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Sales Agreement, will be approximately C$750,000. See “Plan of Distribution”.

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In connection with the sale of the Offered Shares on the Company’s behalf, the Agents may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter or dealer involved in the Offering, and no person or company acting jointly or in concert with an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the underwriter or dealer creating an over-allocation position in the securities. See “Plan of Distribution”.

Salah Gamoudi, the Chief Financial Officer, Dr. Volker Berl, a director of the Company, as well as three individuals, each considered a “qualified person” under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), namely Marek Dworzanowski, Rodney Breuer and Trotter Hunt, who have prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus Supplement, reside outside of Canada. Dr. Volker Berl and Salah Gamoudi have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforceability of Certain Civil Liabilities”.

The Company’s registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Company’s head office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

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PROSPECTUS SUPPLEMENT

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SHORT FORM BASE SHELF PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and updates certain information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into the Shelf Prospectus. The second part is the Shelf Prospectus, which provides more general information, some of which may not apply to the Offering. If the information differs or varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus. The Shelf Prospectus and this Prospectus Supplement together comprise the Prospectus for the purposes of qualifying the securities offered pursuant to the Offering.

An investor should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus and on the other information in the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part, (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Shelf Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Company and the Agents have not authorized anyone to provide investors with additional or different information. The Company and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein, and the Company disclaims any such incorporation by reference.

The Company and the Agents are not offering to sell the Offered Shares in any jurisdictions where the offer or sale of the Offered Shares is not permitted. The information contained in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated by reference herein and therein) is accurate only as of the date of this Prospectus Supplement or Shelf Prospectus or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus Supplement or any sale of the Offered Shares. The business, capital, financial condition, results of operations and prospects of the Company may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian and U.S. securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Company and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

FINANCIAL INFORMATION AND CURRENCY

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to dollars, “$” or “C$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars.

The following table sets forth for each period indicated (i) the high and low exchange rates for one Canadian dollar during such periods; (ii)  the average exchange rates for one Canadian dollar for such period; and (iii) the exchange rates in effect as at the end of the period, for one Canadian dollar, each expressed in United States dollars as quoted by the Bank of Canada.

	Three Months Ended September 30,		Year Ended June 30,
	2023	2022	2023	2022
	(US$)	(US$)	(US$)	(US$)
High	0.7617	0.7841	0.7841	0.8111
Low	0.7313	0.7285	0.7217	0.7669
Average	0.7457	0.7662	0.7467	0.7901
Period End	0.7396	0.7296	0.7553	0.7760

On November 16, 2023, the daily exchange rate for the conversion of Canadian dollars into United States dollars, expressed in United States dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.727.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. While the Company believes such third party information to be generally reliable, the Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

NON-IFRS MEASURES

The annual consolidated financial statements of the Company are prepared in accordance with IFRS. Additionally, the Company utilizes certain non-IFRS measures such as working capital (calculated as current assets less current liabilities). The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable Canadian securities legislation and or “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements relating to the business and future activities of, and developments related to, the Company after the date of this Prospectus Supplement or the Shelf Prospectus, as applicable; statements regarding anticipated burn rate and operations; expectations of the use by the Company of the net proceeds raised from the Offering, including as to achieving the related business objectives described herein; expectations of the timing, size and completion of the Offering and the listing of the Offered Shares on the TSXV and the NYSE American; planned exploration, research and development programs and expenditures (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction Demonstration Plant (as defined below)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; inflation; the Company’s funding requirements and ability to raise capital; geopolitical instability; war, and other factors or information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “seeks”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; and the anticipated timing and results of operation and development. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events, performance or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; volatility in financial markets; risks related to war (including the ongoing conflicts between Russia and Ukraine and Israel and Palestine); increased inflation; changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in the Prospectus and in the Company’s public filings available at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, the section entitled “Risk Factors” in the Shelf Prospectus and in the section entitled “Risk Factors” in the Company’s annual information form for the year ended June 30, 2023, dated September 21, 2023 (the “AIF”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

The forward-looking information and statements contained in this Prospectus Supplement and the Shelf Prospectus represent the Company’s views and expectations respectively as of the date of this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Company’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on the Canadian System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by NI 43-101. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. As such, the information included or incorporated herein concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada, which have been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, telephone (604) 409-8154, e-mail: info@standardlithium.com, and are also available electronically under the SEDAR+ profile of the Company at www.sedarplus.ca or through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus as of the date hereof and only for the purposes of the distribution of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full details.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, the Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

1.	the AIF, except for the information contained under the headings “Mineral Properties – Lanxess Property Project” and “Description of the Business – Background – Flagship Projects – Lanxess Property Project Background” therein, which has been superseded by the current Lanxess Technical Report (as defined below) as incorporated by reference into this Prospectus Supplement;

2.	the audited consolidated financial statements of the Company for the years ended June 30, 2023 and 2022, together with the notes thereto and the auditors’ reports thereon;

3.	the management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended June 30, 2023;

4.	the unaudited condensed consolidated interim financial statements of the Company for the three months ended September 30, 2023 and 2022 (the “Interim Financial Statements”);

5.	the management’s discussion and analysis of the results of operations and financial condition of the Company for the three months ended September 30, 2023;

6.	the management information circular of the Company dated February 23, 2023 prepared in connection with the annual general meeting of shareholders held on April 4, 2023;

7.	the technical report entitled “NI 43-101 Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at Lanxess South Plant” dated October 18, 2023 and with an effective date of August 18, 2023, (the “Lanxess Technical Report”);

8.	the material change report of the Company dated September 13, 2023 with respect to the results of a definitive feasibility study for the first commercial lithium extraction plant at the Lanxess Property Project (as defined below); and

9.	the material change report of the Company dated August 15, 2023 with respect to the results of a pre-feasibility study of the South West Arkansas Project (as defined below), as well as an upgraded indicated mineral resource for a portion of the South West Arkansas Project.

Any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and the Shelf Prospectus for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the accompanying Shelf Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, other than in respect of a Designated News Release, only if and to the extent expressly provided therein).

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Shelf Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Shelf Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.

When the Company files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Offered Shares offered under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained or incorporated by reference elsewhere in this Prospectus Supplement.

Issuer	Standard Lithium Ltd.
Offered Securities and Gross Proceeds	Common Shares with a value up to US$50,000,000.
Placement Fee	Up to 3.0% of the gross proceeds from the sale of the Offered Shares.
Description of the Offering	Sales of the Offered Shares, if any, under the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, involving sales made directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. As a result, prices may vary as between purchasers and during the period of distribution.
Common Shares Outstanding	As at November 17, 2023: 172,852,197 Common Shares. See “Consolidated Capitalization” and “Plan of Distribution”.
Business of the Company	The Company is an innovative technology and lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States utilizing scalable, fully integrated start to finish extraction and purification technologies. The Common Shares of the Company are listed on the TSXV and the NYSE American under the symbol “SLI”. SLI has two material properties, being the South West Arkansas Property and the Lanxess Property (as defined below). See “The Company”.
Use of Proceeds	The Company intends to use the net proceeds from the Offering, if any, to fund ongoing work programs to advance the South West Arkansas Project, the Lanxess Property Project, the Demonstration Plant, the expansion in East Texas, for working capital and for general corporate purposes.
Risk Factors	Prospective purchasers of the Offered Shares should carefully consider the information set forth under the heading “Risk Factors” and the other information included in this Prospectus Supplement and the accompanying Shelf Prospectus before deciding to invest. See “Risk Factors”.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read this entire Prospectus Supplement and the Shelf Prospectus, including the sections entitled “Risk Factors”, and the AIF, as well as the documents incorporated by reference herein and in this Prospectus Supplement and the Shelf Prospectus before making an investment decision.

SLI is an innovative technology and lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States utilizing scalable, fully-integrated Direct Lithium Extraction (“DLE”) and purification technologies. The Common Shares are listed on the TSXV and the NYSE American under the symbol “SLI”. SLI has two material properties, being the South West Arkansas property (the “South West Arkansas Property”) and the Lanxess property (the “Lanxess Property”).

The Company’s most advanced project is the Lanxess Property Project (as defined below), a brownfield project engaged in the testing and proving of commercial viability of lithium extraction from over 150,000 acres and being developed in partnership with specialty chemicals company, LANXESS Corporation (“LANXESS”). LANXESS operates the largest brine extraction and processing operations in southern Arkansas, that includes three operating brine processing facilities – the South, West and Central plants. Each plant has its own brine supply, disposal and pipeline network and bromine processing (separation) infrastructure. The Company operates its first-of-a-kind industrial-scale DLE demonstration plant (the “Demonstration Plant”) at LANXESS’ South plant in southern Arkansas (the “Lanxess Property Project”).

The Company is also pursuing the resource development of over 27,000 acres of separate brine leases located in southwest Arkansas (the “South West Arkansas Project” (formerly known as the “TETRA Project”)). The Company has identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company also has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

For further information regarding SLI, the Lanxess Property Project, the South West Arkansas Project and the Demonstration Plant, see the AIF and other documents incorporated by reference in this Prospectus available at www.sedarplus.ca and at www.sec.gov under the Company’s profile. See “Documents Incorporated by Reference”.

Recent Developments

Option Exercise

On October 31, 2023, the Company announced the exercise of its option pursuant to the property license and option agreement (the “Option Agreement”) with TETRA Technologies, Inc. (“TETRA”) for the South West Arkansas Project. The Company has acquired the exclusive option to the brine production rights on approximately 27,000 net acres of brine leases located in Columbia and Lafayette Counties, Arkansas.

Exploration and Development

On September 13, 2023, the Company announced its acquisition of 118 acres of land intended to advance development of its South West Arkansas Project, for which the Company anticipates completing a front-end engineering design and definitive feasibility study in 2024.

Technical Reports

On September 18, 2023, the Company filed a preliminary feasibility study and updated inferred mineral resource for its South West Arkansas Project. On October 18, 2023, the Company filed the Lanxess Technical Report, which comprised a mineral reserve estimate on a portion of the Lanxess Property.

Personnel Changes

On September 25, 2023, the Company announced the appointment of Salah Gamoudi as Chief Financial Officer, and Kara Norman’s transition to the role of Chief Accounting Officer. On October 5, 2023, the Company also announced the appointment of Michael Barman as its Chief Development Officer.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of up to US$50,000,000 of Offered Shares.

Common Shares

The Company is authorized to issue an unlimited number of the Common Shares. As of November 17, 2023, there were 172,852,197 Common Shares issued and outstanding.

The Offered Shares have all of the rights, privileges, restrictions and conditions of other Common Shares of the Company. Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Company at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The TSXV has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements. In addition, the Company has applied to list the Offered Shares on the NYSE American.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements. As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds, less expenses, of the Offering and the number of Common Shares issued and outstanding at the time of the Offering will increase by the number of Offered Shares distributed under the Offering.

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, to fund ongoing work programs to advance the South West Arkansas Project, the Lanxess Property Project, the Demonstration Plant, the expansion in East Texas, for working capital and for general corporate purposes. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents under the Sales Agreement will represent the gross proceeds of the Offering, after deducting the applicable Placement Fee, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$50,000,000. The Agents will receive the Placement Fee of up to 3.0% of the gross proceeds from the sale of the Common Shares. Any Placement Fee paid to the Agents will be paid out of the proceeds from the sale of the Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

The Company generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. To the extent that the Company has negative cash flows in future periods, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.

While the Company currently anticipates that it will use the net proceeds of the Offering as set forth above, the Company may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Company will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Company may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus.

PLAN OF DISTRIBUTION

In accordance with the terms of the Sales Agreement, and except as noted herein, the Company may distribute up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares from time to time through the Agents as agents for the distribution of the Offered Shares pursuant to the Offering.

Sales of Offered Shares, if any, under the Prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and an “at-the-market offering” as defined in Rule 415 of the U.S. Securities Act, involving sales made directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States. Subject to the terms and conditions of the Sales Agreement and upon receipt of instructions provided by the Company, the Agents, or selling agents thereof, will severally and not jointly use their commercially reasonable efforts, consistent with their normal trading and sales practices, applicable laws and the applicable rules of the TSXV, the NYSE American or any other applicable trading market for the Common Shares in Canada or the United States, to sell the Offered Shares directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States in accordance with the parameters specified by the Company. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. As a result, prices may vary as between purchasers and during the period of distribution.

The Company will instruct an Agent as to the number of Offered Shares to be sold by such Agent from time to time by sending the Agents a notice (a “Placement Notice”) that requests that the Agents sell up to a specified dollar amount or a specified number of Offered Shares and specifies any parameters in accordance with which the Company requires that the Offered Shares be sold. In the event of a conflict between the terms of the Sales Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control. Any placement notice delivered to an Agent shall be effective upon receipt by the applicable Agent unless and until (i) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Sales Agreement, (iv) the Company issues a subsequent Placement Notice with parameters superseding those included in the earlier dated Placement Notice, or (v) the Sales Agreement is terminated in accordance with its terms. The Company or the Agents may suspend the Offering upon proper notice and subject to other conditions set forth in the Sales Agreement. The applicable Agent will provide written confirmation to the Company no later than the opening of the trading day immediately following the day on which it has made sales of Offered Shares, setting forth the number of Offered Shares sold on such day, the volume-weighted average price of the Offered Shares sold, and the net proceeds payable to the Company.

Settlement for sales of Offered Shares will occur on the second business day following the date on which any sales are made, or on such earlier date as is then current industry practice for regular-way trading, in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares through the TSXV or another Canadian marketplace will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as permitted by the Sales Agreement and sales of Offered Shares in through the NYSE American or another United States marketplace will be settled through the facilities of The Depository Trust Corporation or by such other means as permitted by the Sales Agreement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as permitted by the Sales Agreement.

The Canadian Agent will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States.

Pursuant to the terms of the Sales Agreement, the Company will compensate the Agents for their services in acting as agents in the sale of the Offered Shares pursuant to the Offering in an amount up to 3.0% of the gross proceeds from sales of the Offered Shares made on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States. The Company estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities, its counsel, its auditors and counsel to the Agents, but excluding compensation payable to the Agents under the terms of the Sales Agreement) will be approximately C$750,000. We have also agreed to reimburse the Agents for certain specified fees and disbursements, including the fees and disbursements of their counsel, payable upon execution of the Sales Agreement, in an amount not to exceed $275,000, in addition to ongoing fees and disbursements, including the fees and disbursements of their counsel payable in the amount of $25,000 in connection with each diligence bring-down thereafter.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the U.S. Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the U.S. Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay certain reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Sales Agreement.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the related Shelf Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The Company will also disclose the number and average price of Offered Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management’s discussion and analysis filed on SEDAR+ and EDGAR.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

The Offering will terminate upon the earlier of: (i) the sale of all Offered Shares subject to the Sales Agreement by the Agents; and (ii) termination of the Sales Agreement in accordance with its terms. The Company and the Agents may each terminate the Sales Agreement in their sole discretion at any time by giving 10 days prior written notice to the other party or under the circumstances specified in the Sales Agreement.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

If the Company or any Agent has reason to believe that the Common Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the others and sales of Offered Shares pursuant to the Sales Agreement or any terms agreement will be suspended until in the Company’s and the Agents’ collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The Company has applied to list the Offered Shares on the TSXV and on the NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV and the NYSE American, respectively.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Company, and DLA Piper (Canada) LLP, Canadian counsel to the Agents, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a person who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Company and the Agents; (ii) is not affiliated with the Company or the Agents; and (iii) acquires and holds the Offered Shares as capital property (a “Holder”).

Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “mark-to-market property” rules; (ii) that is a “specified financial institution”; (iii) that has made a “functional currency” reporting election; (iv) an interest in which is a “tax shelter investment”; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Offered Shares; or (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”, all as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act and the Regulations in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, the CRA’s administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must generally be converted into Canadian dollars based on the single daily exchange rate as quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

This section of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (“Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders should consult with their own tax advisors regarding this election.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Offered Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in subsection 186(3) of the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Offered Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada - Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Share to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Income Taxes

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income and taxable capital gains. Proposed Amendments released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” (as defined in such Proposed Amendments).

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “US Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the US Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the US Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the US Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the headings “Holders Resident in Canada — Dispositions of Offered Shares” and “Holders Resident in Canada —Capital Gains and Capital Losses”. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire Common Shares pursuant to this Offering and hold such Common Shares as “capital assets” (generally, assets held for investment purposes).

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the Convention, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, brokers, dealers or traders in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Company’s shares by voting power or by value.

As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will generally be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the Company’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the Company will generally continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Company expects that it may cease being classified as a PFIC once it begins to generate revenues from operations. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of the Company’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (“QEF Election”), with respect to its interest in the PFIC. If a U.S. Holder makes a timely QEF Election with respect to the Company, provided that the necessary information is provided by the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF Election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made in the first year in which a U.S. Holder holds Common Shares. There can be no assurance, however, that the Company will make available to U.S. Holders the information necessary to make a QEF Election for any taxable year in which the Company is a PFIC. U.S. Holders are urged to consult their own tax advisors about the U.S. federal income tax consequences to them if they are unable to make a timely and valid QEF Election for any taxable year in which the Company is treated as PFIC.

Alternatively, if the Company was to be classified as a PFIC, a U.S. Holder could also avoid certain rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is classified as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as dividend income to the extent attributable to the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not expect to maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly, or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. If a portion of any dividends paid with respect to the Common Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the Convention may be available to mitigate these effects. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses. If a U.S. Holder receives any foreign currency on the sale of the Common Shares, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.

PRIOR SALES

The following tables set forth details regarding issuances of Common Shares and issuances of securities convertible into or exchangeable, redeemable or exercisable for Common Shares by the Company during the 12-month period before the date of this Prospectus Supplement.

Securities Issuances

Date	Type of Security Issued	Number of Securities	Issuance/Exercise/ Conversion Price per Security
April 11, 2023	Options	3,750,000(1)	C$5.08(2)
April 11, 2023	Deferred Share Units	1,991,004(3)	C$5.08
April 24, 2023	Common Shares	400,000	N/A(4)
May 24, 2023	Options	200,000(5)	C$5.23(2)
August 31, 2023	Common Shares	100,000	C$N/A(6)
September 25, 2023	Options	1,750,000(7)(8)	US$4.00(9)

Notes

(1)	Issued to directors, officers and employees of the Company pursuant to the stock option plan.

(2)	Exercise price.

(3)	Issued to directors and officers of the Company.

(4)	Issued as partial consideration pursuant to the Option Agreement between the Company and TETRA.

(5)	Issued to an advisor of the Company.

(6)	Issued to directors and officers of the Company.

(7)	350,000 options issued to Salah Gamoudi and Michael Barman, respectively, as partial consideration of employment, with options vesting and becoming exercisable over a 36-month period, with 100,000 vesting after six months and the balance in three equal parts on each anniversary.

(8)	1,050,000 options issued to Company consultants.

(9)	The exercise price is noted in United States dollars and is determined based on the exchange rate on the date of exercise of each option.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV and the NYSE American under the symbol “SLI”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSXV on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement.

Period	High Trading Price (C$)	Low Trading Price (C$)	Volume
November 2022	6.54	5.14	2,990,513
December 2022	5.80	3.90	1,899,397
January 2023	6.39	3.85	3,075,317
February 2023	6.62	5.55	1,453,058
March 2023	6.02	4.20	2,023,078
April 2023	5.85	4.53	1,189,530
May 2023	5.69	4.25	1,713,520
June 2023	6.24	5.50	1,818,175
July 2023	6.38	5.56	1,730,875
August 2023	6.18	4.40	2,222,325
September 2023	4.81	3.70	1,681,360
October 2023	4.85	3.14	4,768,921
November 1 to November 15, 2023	4.10	3.42	1,535,001

On November 16, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$3.44.

The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the NYSE American on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement.

Period	High Trading Price (US$)	Low Trading Price (US$)	Volume(1)
November 2022	4.93	3.80	14,122,151
December 2022	4.31	2.87	17,050,309
January 2023	4.80	2.83	20,950,268
February 2023	4.98	4.09	11,113,582
March 2023	4.44	3.05	17,616,032
April 2023	4.37	3.34	10,505,045
May 2023	4.18	3.15	16,563,962
June 2023	4.69	4.04	14,415,069
July 2023	4.85	4.19	11,487,783
August 2023	4.61	3.26	14,424,610
September 2023	3.54	2.74	16,249,368
October 2023	3.59	2.28	25,934,363
November 1 to November 15, 2023	3.00	2.47	7,820,100

Notes

(1)	Total volume of Common Shares traded is rounded to the nearest ten thousand.

On November 16, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the NYSE American was US$2.51.

RISK FACTORS

An investment in securities of the Company including the Offered Shares is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus currently and from time to time, investors should carefully consider the risk factors contained and incorporated by reference in this Prospectus Supplement and the Shelf Prospectus before purchasing the Offered Shares. Some of the risk factors described herein and in the Shelf Prospectus and the documents incorporated by reference therein are interrelated and, consequently, investors should treat such risk factors as a whole. The risks described herein, in the Shelf Prospectus and in the documents incorporated by reference herein and therein are not the only risks facing the Company and should not be considered exhaustive.

Any one of such risk factors could materially adversely affect the Company’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Company set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the Company’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares. Further, many of the risks are beyond the Company’s control and there is no guarantee that risk management activities will successfully mitigate such exposure. The Company cannot provide any assurances that it will successfully address any or all of these risks. Prospective purchasers should carefully consider the risks described under the heading “Risk Factors” in the Shelf Prospectus and in the AIF, and consult with their professional advisors to assess any investment in the Offered Shares. See “Documents Incorporated by Reference”. A purchaser should not purchase Offered Shares unless the purchaser understands, and can bear, all of the investment risks involving the Offered Shares.

Macroeconomic Risks

Political and economic instability (including Russia’s invasion of Ukraine and the war in the Middle East), global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

Negative Operating Cash Flow

The Company is an exploration stage company with respect to its mineral properties and is a pre-operations stage company with respect to its Demonstration Plant, and as a result has not generated cash flow from operations. Given that none of the Company’s properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for its financial year ended June 30, 2023. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves or a portion of the proceeds of any offering of securities to fund such negative cash flow.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for lithium and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

No Certainty Regarding the Gross Proceeds to the Company

There is no certainty that the maximum gross proceeds of US$50,000,000, or any amount, will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount at all and, if the Company requests a sale, the Agents are not obligated to purchase any Common Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum offering amount, and only as requested by the Company, the Company may raise substantially less than the maximum total Offering amount or nothing at all.

Furthermore, even if the Company receives gross proceeds of US$50,000,000 from the Offering, the Company anticipates it will require further capital in order to fully fund the development of its material properties. There is no assurance that it will be able to obtain such additional funds on terms favourable to the Company or at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone its development plans, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the Offering, as well as the timing of their expenditures. Depending on fluctuations of lithium prices and other factors, the intended use of net proceeds from the Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The results and the effectiveness of the application of proceeds from the Offering are uncertain. If the proceeds are not applied effectively, the Company’s business, financial condition, results of operations or prospects may suffer. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

At-the-Market Offering

Purchasers who purchase Offered Shares in the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Purchasers may experience a decline in the value of their Common Shares as a result of Offered Share sales made at prices lower than the prices they paid.

Share Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of the Company at any given time may not accurately reflect the long-term value of the Company.

Securities class action litigation has been brought against companies following years of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Further, there is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American.

Market Price Depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Dilution Risk

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Company on the conversion of convertible securities, including the exercise of options under the Company’s stock option plan, other securities under the Company’s long term incentive plan, and upon the exercise of outstanding warrants.

No Dividends

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain future earnings, if any, to finance its development activities. As a result, the return on an investment in Offered Shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Offered Shares.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Lithium Supply and Demand

Lithium is considered an industrial mineral and the sales prices for the different lithium compounds are not public. Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each separate end-user. Therefore, it is possible that the sales prices used in the Lanxess Technical Report or South West Arkansas Project preliminary feasibility study will be different than the actual prices at which the Company is able to sell its lithium compounds. In addition, there are a limited number of producers of lithium compounds and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual lithium market sale prices could have an adverse impact on operating costs and stock market prices and on the Company’s ability to fund its activities. In each case, the economics of the Lanxess Property Project and South West Arkansas Project could be materially adversely affected, even to the point of being rendered uneconomic.

Economic Dependence

Development of the Lanxess Property Project is substantially dependent on the maintenance of the memorandum of understanding entered into between the Company and LANXESS (the “Amended and Restated MOU”). Under the terms of the Amended and Restated MOU, the Company has committed to selling the bulk of its product offtake, lithium carbonate at the Lanxess Property to LANXESS, pursuant to an offtake agreement to be entered into with LANXESS. The Company’s dependence on the Amended and Restated MOU, and the ability for the Amended and Restated MOU to be terminated outside of the Company’s control, could materially adversely impact the development of the Lanxess Property Project to the point of being rendered uneconomic.

Competition

The lithium mining industry is highly competitive, and our competition includes larger, more established companies with longer operating histories and greater financial and technical resources. Those larger companies may also have a greater ability to continue long-term development activities and to absorb the burden of present and future federal, state, local and other laws and regulations. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer, and pay more to acquire leases or technical equipment.

Enforcement of U.S. Judgments

The Company is incorporated under the laws of Canada, and the majority of the Company’s directors and officers are not residents of the United States. Because certain of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Passive Foreign Investment Company Risk

A foreign corporation is classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” as defined in the relevant provisions of the Code or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. The Company believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Company expects that it may cease being classified as a PFIC once it begins to generate revenues from operations. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that depends on, among other things, the composition of the Company’s income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable year during which a U.S. Holder holds the Company’s Common Shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange or other disposition of such Common Shares, or upon the receipt of distributions in respect of such Common Shares, unless certain elections are made. Each prospective investor is strongly urged to consult its own tax advisors regarding the application of these rules, along with the availability and advisability of any elections, to such investor’s particular circumstances. See “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

U.S. Federal Income Tax Risk for U.S. Persons Treated as Owning At Least 10% of the Company’s Common Shares

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Company’s shares, such person may be treated as a United States shareholder with respect to each controlled foreign corporation in the Company’s group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of Subpart F income, global intangible low-taxed income and investments in U.S. property by controlled foreign corporations, whether or not the Company will make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, the Company cannot provide any assurances that it will have sufficient information to assist investors in determining whether the Company or any of its subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any such controlled foreign corporations. The Company also cannot guarantee that it will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. Prospective U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in the Company’s Common Shares.

Forward-Looking Statements May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement and the Shelf Prospectus under the heading “Cautionary Note Regarding Forward-Looking Statements”.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP, Canadian counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Company, and on behalf of the Agents by DLA Piper (Canada) LLP, Canadian counsel to the Agents, and Latham & Watkins, LLP, U.S. counsel to the Agents. As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and DLA Piper (Canada) LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and accompanying Shelf Prospectus under “Documents Incorporated by Reference”, the consents of auditors, counsel and any experts identified herein, if applicable, powers of attorney of the directors and officers of the Company, and the Sales Agreement have been, or will be, furnished to the SEC under the cover of Form 6-K and are hereby incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, telephone (604) 409-8154, e-mail: info@standardlithium.com, and are also available electronically under the SEDAR+ profile of the Company at www.sedarplus.ca or through EDGAR at the website of the SEC at www.sec.gov.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Shelf Prospectus but contained in the Registration Statement is available on EDGAR under the Company’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to SLI, the Offering and the Common Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

The Company is required to file with the various securities commissions or similar authorities in all of the provinces of Canada, annual and quarterly reports, material change reports and other information. The Company is also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a “foreign private issuer” (as defined under United States securities laws), the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under and governed by the Canada Business Corporations Act. All except one of the officers, all except one of the directors and some of the experts named in this Prospectus are not residents of the United States, some of the Agents or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Company or these persons in the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, DC, 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the Offering.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or incorporated by reference in this Prospectus Supplement; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or the Company:

•	Randal M. Brush, P.E. and Robert E. Williams Jr., PG, CPG, of William M. Cobb & Associates, Inc., Charles Daniel Campbell, P.E., of Alliance Technical Group, Frank Gay, P.E., of Hunt, Guillot & Associates, LLC, Susan B. Patton, P.E., of RESPEC Company, LLC and Mike Rockandel, RM-SME of Mike Rockandel Consulting, LLC prepared the Lanxess Technical Report; and

•	Caleb Mutschler, P.E., Dutch Johnson, P.E. and Frank Gay, P.E., of Hunt, Guillot & Associates, LLC, Charles Campbell, P.E., of Alliance Technical Group, Marek Dworzanowski, EUR ING, CEng and Randal M. Brush, P.E. and Robert E. Williams Jr., PG, CPG, of William M. Cobb & Associates, Inc. prepared the technical report entitled “South West Arkansas Project Pre-Feasibility Study” dated effective August 8, 2023.

As of the date hereof, to the best knowledge of the Company, the aforementioned persons, collectively, held less than one percent of the outstanding securities of the Company when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

Experts who have prepared reports for the Company directly or in a document incorporated by reference to this Prospectus Supplement include the following: (i) PricewaterhouseCoopers LLP, Chartered Professional Accountants, the current auditor of the Company, who prepared the auditors’ report accompanying the audited financial statements of the Company for the fiscal year ended June 30, 2023, and report that they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC and the Public Company Accounting Oversight Board (United States) on auditor independence, and (ii) Manning Elliott LLP, Chartered Professional Accountants, the previous auditor of the Company until October 17, 2022, who prepared the auditors’ report accompanying the audited financial statements of the Company for the fiscal year ended June 30, 2022, and report that they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC and the Public Company Accounting Oversight Board (United States) on auditor independence.

All scientific and technical information in this Prospectus Supplement has been reviewed and approved by Steve Ross, Professional Geologist and Senior Project Manager at SLI, who is a qualified person under NI 43-101. As of the date hereof, Mr. Ross has beneficial ownership of less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed as auditor of the Company on October 17, 2022.

The registrar and transfer agent for the Common Shares is TSX Trust Company, located at its principal offices in Vancouver, British Columbia.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 26, 2023

Standard Lithium Ltd.

US$250 million

Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

Standard Lithium Ltd. (“SLI”, “we” or the “Company”) may from time to time offer and issue the following securities: (i) common shares of the Company (“Common Shares”); (ii) preferred shares of the Company (“Preferred Shares”); (iii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, “Debt Securities”); (iv) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (v) warrants (“Warrants”) exercisable to acquire Common Shares and/or other securities of the Company; and (vi) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”, and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), or any combination thereof, having an aggregate offering price of up to US$250 million (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). This Prospectus qualifies the distribution of Securities by the Company. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class, series, liquidation preference amount, the number of Preferred Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Preferred Shares are being offered for cash, the currency or currency unit for which such Preferred Shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of Subscription Receipts for Common Shares and/or other securities of the Company, as the case may be, the currency or currency unit in which the Subscription Receipts are issued, and any other terms specific to the Subscription Receipts being offered; (v) in the case of Warrants, the number of Warrants being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Units are being offered for cash, the currency or currency unit in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include other specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102. This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as the Canadian Overnight Repo Rate Average (“CORRA”) or a United States federal funds rate.

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents designated by the Company from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including the proceeds to us, and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See “Plan of Distribution”.

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Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. See “Plan of Distribution”.

As at the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Company requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different or additional information. There are certain risks inherent in an investment in our Securities and in our activities. Prospective investors should carefully read and consider the risk factors described or referenced under the headings “Forward-Looking Information” and “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement and any of the documents incorporated by reference therein, before purchasing Securities. See “Forward-Looking Information” and “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

The outstanding Common Shares are listed and posted for trading in Canada on the TSX Venture Exchange (“TSXV”) and in the United States on the NYSE American LLC (“NYSE American”) under the trading symbol “SLI”, and on the Frankfurt Stock Exchange (“FRA”) under the symbol “S5L”. On July 25, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was C$5.85, on the NYSE American was US$4.36 and on the FRA was €3.95.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our interim financial statements in Canadian dollars and in accordance with IFRS as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting (“IAS 34”), and they therefore may not be comparable to financial statements of United States companies.

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Owning Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is governed by the Canada Business Corporations Act (“CBCA”); (ii) the officers, all but one of the directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

A director of the Company and certain of the experts named in this Prospectus reside outside of Canada. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

The Company’s head office is located at Suite 1625, 1075 West Street Vancouver, British Columbia, V6E 3C9 and the Company’s registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

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ABOUT THIS PROSPECTUS

This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will prepare a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and are not entitled to rely on certain parts of the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement to the exclusion of the remainder. We have not authorized anyone to provide investors with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer of Securities in any jurisdiction where the offer or sale of Securities is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents (including the documents incorporated by reference herein and therein), regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement or any sale of Securities. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this Prospectus, nor incorporated by reference herein.

Market data and certain industry forecasts used in the Prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “SLI”, the “Company”, “we”, “us” and “our” refer to Standard Lithium Ltd. and/or, as applicable, one or more of its subsidiaries, its predecessors and/or its co-ownership arrangement.

Certain capitalized terms and other terms used in this Prospectus are defined in the “Glossary of Terms”.

FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this Prospectus contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction demonstration plant), commercial opportunities for lithium products, expected results of exploration, accuracy of mineral or resource exploration activity, accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates, whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto, budget estimates and expected expenditures by the Company on its properties, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, payments and share issuances pursuant to property agreements, fluctuations in the market for lithium and its derivatives, expected timing of the expenditures, performance of SLI’s business and operations, changes in exploration costs and government regulation in Canada and the United States, competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel, changes in commodity prices and exchange rates, currency and interest rate fluctuations, inflation, the Company’s funding requirements and ability to raise capital, and other factors or information.

Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; and the anticipated timing and results of operation and development. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, SLI can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; volatility in financial markets caused by the ongoing conflict between Russia and Ukraine; increased inflation; changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus and in the AIF (as defined herein). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this Prospectus is expressly qualified by these cautionary statements. All forward-looking information in this Prospectus or incorporated by reference in this Prospectus speaks as of the date of this Prospectus (or as of the date in the document incorporated by reference). The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified in their entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent AIF and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Prospectus uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Prospectus and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in Canadian dollars. Our annual financial statements are prepared in accordance with IFRS and our interim financial statements are prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus has been derived from financial statements prepared in accordance with IFRS, or in accordance with IAS 34. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under US GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars. References to “€” in this Prospectus refer to Euros. References to “US$” in this Prospectus refer to United States dollars.

The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) Canadian dollar into the Euro and United States dollar equivalent, based on the indicative exchange rate as reported by the Bank of Canada:

	C$ to €		C$ to US$
	YE 2022	Q3	YE 2022	Q3
High	€0.7754	€0.7754	US$0.8031	US$0.7841
Low	€0.6847	€0.7449	US$0.7217	US$0.7285
Average	€0.7308	€0.7612	US$0.7692	US$0.7662
Rate at end of period	€0.6949	€0.7373	US$0.7388	US$0.7507

The indicative exchange rates on July 25, 2023, as reported by the Bank of Canada for the conversion of Canadian dollars into Euros was $1.00 equals €0.687 and for the conversion of Canadian dollars into United States dollars was $1.00 equals US$0.758.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, telephone (604) 409-8154, e-mail: info@standardlithium.com, and are also available electronically under the profile of the Company at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Québec, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Company dated September 19, 2022 for the year ended June 30, 2022 (the “AIF”);

(b)	the audited consolidated financial statements of the Company for the years ended June 30, 2022 and 2021, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended June 30, 2022 and June 30, 2021;

(d)	the unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended March 31, 2023, together with the notes thereto;

(e)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the three and nine months ended March 31, 2023;

(f)	the management information circular of the Company dated February 23, 2023 prepared in connection with the annual general meeting of shareholders held on April 4, 2023; and

(g)	the technical report entitled “Standard Lithium Ltd. Preliminary Economic Assessment SW Arkansas Lithium Project, NI 43-101 Technical Report” dated June 16, 2023 and with an effective date of November 20, 2021, amending and restating the earlier report dated November 25, 2021 (the “South West Arkansas Technical Report”).

Except as otherwise stated below, any documents of the foregoing type, and all other documents of the type required to be incorporated by reference in a short form prospectus pursuant to NI 44-101, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar regulatory authorities in any of the provinces or territories of Canada subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains effective, shall be deemed to be incorporated by reference in this Prospectus. Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6- K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are electronically available from EDGAR at www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is governed by the CBCA; (ii) the officers, all except one of the directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon the Company or these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company will file with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company will appoint CT Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, DC, 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the registration statement on Form F-10.

Dr. Volker Berl, a director of the Company, and Marek Dworzanowski, Rodney Breuer and Trotter Hunt, each a “qualified person” under NI 43-101 who has prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus, reside outside of Canada and have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada.

THE COMPANY

The Company was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name “Tango Capital Corp.” On April 7, 1999, the Company changed its name to “Patriot Capital Corp.” and to “Patriot Petroleum Corp.” effective March 5, 2002. At its annual general meeting held on November 3, 2016, the shareholders of the Company approved the change of name of the Company to “Standard Lithium Ltd.” and the continuance of the Company from the Business Corporations Act (British Columbia) to the CBCA.

The Company’s registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Company’s head office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

BUSINESS OF THE COMPANY

The Company is an innovative technology and lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States utilizing scalable, fully integrated start to finish Direct Lithium Extraction (“DLE”) and purification technologies.

The Company’s flagship projects, the LANXESS Property Project (as defined below) and the South West Arkansas Project (as defined below), are located in southern Arkansas near the Louisiana stateline. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from the Smackover Formation on approximately 180,000 acres of leases across these two projects.

The Company’s most advanced project is the LANXESS Property Project, a brownfield project consisting of 150,000 acres and being developed in partnership with specialty chemicals company, LANXESS Corporation (“LANXESS”). LANXESS operates the largest brine extraction and processing operations in southern Arkansas, that includes three operating brine processing facilities – the South, West and Central plants. Each plant has its own brine supply, disposal and pipeline network and bromine processing (separation) infrastructure. The Company operates its first-of-a-kind industrial-scale DLE demonstration plant (the “Demonstration Plant”) at LANXESS’ South plant in southern Arkansas (the “LANXESS Property Project”). The Demonstration Plant is being used for proof-of-concept and commercial feasibility studies.

The Company is also pursuing the resource development of over 27,000 acres of separate brine leases located in southwest Arkansas (the “South West Arkansas Project” (formerly known as the “TETRA Project”), and together with the LANXESS Property Project, the “Arkansas Lithium Projects”). The Company has identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company also has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

The Company considers the LANXESS Property Project and the South West Arkansas Project to be separate and independent projects on the basis that they are not contiguous or located within immediate proximity of each other, do not share common ownership and are unlikely to be developed using common infrastructure or financing. The Company anticipates any decision with respect to commercial development of the LANXESS Property Project and the South West Arkansas Project will be made independently.

Project Overview

Arkansas Lithium Projects

The Arkansas Lithium Projects consists of two independent development properties: the LANXESS Property Project and the South West Arkansas Project. The South West Arkansas Project is maintained pursuant to an option agreement dated December 29, 2017 between Tetra Technologies Inc. (the “TETRA”) and the Company (the “TETRA 1st Option Agreement”) to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,262 net acres of brine leases and deeds located in Columbia and Lafayette Counties, Arkansas. The second, the LANXESS Property Project, is maintained pursuant to a memorandum of understanding dated May 4, 2018 (“LANXESS MOU”) and subsequent joint venture term sheet dated November 9, 2018 with LANXESS, regarding the testing and proving of commercial viability of lithium extraction from brine that is produced as part of LANXESS’ bromine extraction business at its three facilities in Union County, southern Arkansas.

Under the TETRA 1st Option Agreement, the Company is required to pay additional annual payments of US$1,000,000 by each annual anniversary date beginning on the date that is 48 months following the date of the TETRA 1st Option Agreement, until the earlier of the expiration of the Exploratory Period (as defined therein) or, if the Company exercises the option, the Company beginning payment of the Royalty (as defined therein). During the Lease Period (as defined therein), at any time following the commencement of Commercial Production 14 (as defined therein), the Company agreed to pay a royalty of 2.5% (minimum royalty US$1,000,000) to TETRA.

All of the Company’s activities in southern Arkansas relate to brine leases that overlie the Smackover Formation in a region with a long history of commercial scale brine processing. Historical published brine data and current unpublished brine data from within and adjacent to the Company’s two areas of interest lead the Company to believe that lithium-bearing brines are present.

The South West Arkansas Project brine lease area has been historically drilled for oil and gas exploration, and approximately 2,041 exploration and production wells have been completed in the Smackover Formation in or immediately adjacent to Company’s lease area. A portion of these wells had available petro-physical logs of the Smackover Formation brine-bearing zone. On January 28, 2019, the Company announced a maiden inferred mineral resource of 802,000 tonnes lithium carbonate equivalent (“LCE”) at the South West Arkansas Project. The South West Arkansas Project resource was increased to 1,195,000 tonnes LCE at the inferred category on October 12, 2021 during the preliminary economic assessment (“PEA”). Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve. The resource is defined across a total footprint of approximately 36,000 unitized acres, which is comprised over 800 separate brine leases and eight deeds.

On November 14, 2018, the Company announced a maiden inferred resource of 3,086,000 tonnes LCE at its LANXESS Property Project. The LANXESS Property Project resource was upgraded to 3,140,000 tonnes LCE at the indicated category on June 19, 2019 during the PEA. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve. The resource is defined across a total footprint of approximately 150,000 acres, which is comprised over 10,000 separate brine leases.

In Q1 2019 the Company undertook minipilot scale process work, using tail brine collected from operating facilities in Southern Arkansas. This work provided the engineering data for the design of the full-scale, continuously operated Demonstration Plant. The Company contracted Zeton Inc. (“Zeton”) to build the Demonstration Plant. The Demonstration Plant was constructed by Zeton in three phases and the final modules of the Company’s Demonstration Plant were transported to and installed at LANXESS’ South plant facility in southern Arkansas. The Demonstration Plant is based on the Company’s proprietary LiSTR technology, that uses a solid sorbent material to selectively extract lithium from LANXESS’ tail brine. The Company and their contractors completed initial installation of the Demonstration Plant at LANXESS’ South plant facility in southern Arkansas. This installation was completed in mid-October 2019. During November and December 2019, a semi-permanent all-weather structure was installed to enclose the Demonstration Plant, and an office/control room and an analytical laboratory were also installed.

On May 19, 2020, the Company announced full-time operation of the Demonstration Plant. The plant is designed to process up to 50 USGPM of tail brine, extract the lithium, with the aim of producing a high quality, concentrated lithium chloride intermediate product. This product can then be converted into battery quality lithium carbonate, either via conventional OEM processes, or via the proprietary SiFT technology the Company is developing. As of July 15, 2020, the Company’s SiFT pilot plant was operational and represents the next generation of lithium carbonate crystallization, promising higher purities and more consistent product specifications, all requirements of the next generations of lithium-ion batteries

On September 1, 2021, the Company announced completion of the installation of the SiFT lithium carbonate plant, with all major connections made to the existing plant and the installation of a new weatherproof enclosure.

On October 12, 2021, the Company announced the results of a PEA and updated inferred mineral resource estimate on its South West Arkansas Project which were later published in the South West Arkansas Technical Report, which is dated effective November 25, 2021 and was subsequently amended and restated as of June 16, 2023, available under the Company’s SEDAR profile at www.sedar.com. The results of the PEA led to the commencement of a pre-feasibility study (“PFS”) at the South West Arkansas Project on May 2, 2022.

On December 15, 2021, the Company announced that it signed a letter of intent with Koch Engineered Solutions for support with pre-front end engineering design at the Company’s proposed first commercial plant located at the LANXESS facility in southern Arkansas. On January 25, 2022, the Company signed a letter of intent with Koch Minerals & Trading LLC for the purchase of lithium chemical offtake and the procurement of key raw materials.

The Company also announced that it had entered into an amended and restated memorandum of understanding dated February 23, 2022 (the “Amended and Restated MOU”) with LANXESS to streamline and expedite the development of the first commercial lithium project in Arkansas to be constructed at the LANXESS Property Project in El Dorado, Arkansas. Under the Amended and Restated MOU, the Company will control all development of the LANXESS Property Project leading up to and including the completion of the Front-End Engineering Design (“FEED”) study. The Company will form an initially wholly-owned company (the “Project Company”) which will own 100% of the LANXESS Property Project during pre-FEED and FEED engineering studies and the FEED engineering will be used to produce a definitive feasibility study (“DFS”). Upon completion of the DFS, LANXESS has the option to acquire an equity interest of up to 49% and not less than 30% in the Project Company, at a price equal to a ratable share of the Company’s aggregate investment in the Project Company. The Company will also retain 100% ownership of its South West Arkansas Project, all of the proprietary extraction technologies, relevant intellectual property and know-how.

Lithium Brine Processing Project

The Company has a technical group that is engaged in continuously improving the Company’s core lithium extraction and refining technologies. Work has been completed on five main fronts: (i) pre-treating the Company’s brines using modern filtration technologies; (ii) selectively extracting lithium from pre-treated brine(s) to produce a concentrated lithium salt solution; (iii) purifying and crystallization of concentrated lithium solutions to produce battery-grade lithium products; (iv) de-risking the technology by designing, building and operating progressively larger pilot and pre-commercial plants; and (v) assisting in developing, refining and submitting patent applications and other intellectual property (“IP”) protections. The Company currently holds substantial IP and has filed full, non-provisional patent applications in several jurisdictions for its LiSTR (selective lithium extraction) technology, as well as full, non-provisional patent applications for its SiFT lithium carbonate crystallization technology. This work is ongoing at the project site(s) and at various other locations in the United States and Canada.

Carbon Capture Project

On September 14, 2021, the Company announced that it was undertaking and funding a pilot project in southern Arkansas to test a novel carbon capture technology. The pilot project is being conducted with the owner of the technology Aqualung Carbon Capture AS (“Aqualung”) and will have a pilot carbon capture unit installed at a natural gas processing site in southern Arkansas owned and operated by Mission Creek Resources LLC. The pilot project will take a slipstream of flue gas for processing through the Aqualung pilot unit. The resulting concentrated carbon dioxide (“CO2”) stream will then be used in SLI’s ongoing research and development (“R&D”) program to understand how CO2 may be permanently sequestered by the Company as part of normal brine reinjection activities. This R&D program will then expand to consider how CO2 may also be used as an alternative reagent at several points in the Company’s process flowsheet.

The Company believes the patent-protected Aqualung carbon capture and storage (“CCS”) technology, developed by the Norwegian University of Science and Technology (“NTNU”), is an innovative approach with the ability to deliver a cost effective, scalable, modular decarbonization solution.

The Aqualung CCS technology results from over 20 years of research at NTNU and is based on a membrane system that selectively extracts CO2 from a wide range of CO2 sources emitted by hydrocarbon-burning energy sources. It produces a high purity CO2 gas stream that can either be sequestered or reused.

The Company has invested US$2,500,000 in Aqualung as part of a US$10,000,000 strategic equity round that included Nasdaq listed, Golar LNG and London-based shipowner, Global Ship Lease and Geneva-based metals trading services group, MKS Pamp. Dr. Andrew Robinson, President and COO of the Company also joined the board of Aqualung.

California Lithium Project

The Company’s California lithium property (the “California Lithium Project”) is located in San Bernardino County, California approximately 240 kilometers east-northeast of Los Angeles. The California Lithium Project comprises 55 (fifty-five) unpatented placer mining claims located on Bristol Dry Lake adjacent to Amboy, California. The claims cover a total of approximately 4,020 acres on federal lands controlled by the Bureau of Land Management. As public lands, there is free right of access within the restrictions of special land designations. Both surface and mineral rights are held by the Federal government. The Company acquired its interests in the overall land package through a series of commercial agreements.

Other

The Company is continuing to review its options with respect to the current and other prospective properties.

Recent Developments

On September 7, 2022, the Company announced that it had completed a competitive selection process for the FEED study and DFS for the first commercial lithium project, LANXESS Project 1A, being developed at the LANXESS Property Project, and awarded the contract to OPD LLC, a Koch-owned business based in Katy, Texas.

On October 18, 2022, the Company announced that it had appointed PricewaterhouseCoopers LLP as its new independent registered public accounting firm, effective October 17, 2022.

On October 27, 2022, the Company announced that it had successfully commissioned a first-of-its-kind chloride-to-hydroxide conversion demonstration plant. The plant was installed at the LANXESS Property Project and operates as a self-contained unit taking the lithium chloride feed produced by the existing Demonstration Plant and converting this feed directly into a lithium hydroxide solution using a novel ion-exchange process. The Company also announced that drilling work west of the South West Arkansas Project had commenced.

On November 1, 2022, the Company announced that the United States Patent and Trademark Office (“USPTO”) had issued Notices of Allowance for Standard Lithium’s first two U.S. patent applications, both titled “Process for Recovering Lithium from Brines”, a novel and proprietary technique for continuous Direct Lithium Extraction from lithium brines. These U.S. patent applications are two of the three pending U.S. patent applications for elements of SLI’s innovative DLE processes.

On December 6, 2022, the Company announced the completion of all necessary agreements with LANXESS to secure access to the proposed commercial lithium plant site at the LANXESS Property Project and to conduct all required fieldwork to support the DFS in respect of the LANXESS Property Project.

On December 29, 2022, the Company announced that the USPTO issued a Notice of Allowance for Standard Lithium’s third U.S. parent application titled “Process for Recovering Lithium from Brines”.

On January 16, 2023, Claudia D’Orazio and Anca Rusu were appointed to the Board of Directors of the Company.

On January 31, 2023, the Company announced it had successfully installed its carbon capture pilot plant in Southern Arkansas to assess sustainable production practices in collaboration with its investment partner, Aqualung. The plant will test cutting-edge carbon capture technology to inform and support the Company’s efforts to minimize CO2 emissions at future production facilities.

On March 20, 2023, the Company announced commencement of a drilling program at its South West Arkansas Project to support its upcoming PFS by informing the resource definition, de-risking the resource estimate, providing additional porosity and permeability data through the entire thickness of the productive zones in the Smackover Formation, and optimizing production-wellfield design. The drilling program covers two new locations and three re-entries of pre-existing plugged and abandoned oil and gas wells. When complete, the PFS will provide an updated view of project feasibility and economics.

On March 28, 2023, the Company announced drilling and sampling results from East Texas, an area of the Smackover Formation in which it had done extensive brine leasing in prospective project areas. The drilling samples confirmed the highest-grade lithium brine in North America to the best of the Company’s knowledge, with a grade of 634 mg/L lithium. In the Company’s experience, higher grade lithium in brine used for DLE typically lowers capital expenditures and operating costs.

On April 24, 2023, the Company issued 400,000 Common Shares as partial consideration for the acquisition of the Bristol Dry Lake Project pursuant to the option agreement as between the Company and TY & Sons Explorations (Nevada), Inc and Nevada Alaska Mining Company Inc.

On May 30, 2023, the Company announced the engagement of BNP Paribas as exclusive financial advisor to the Company in connection with limited recourse debt financing.

Detailed Project Descriptions

For additional information with respect to the Arkansas Lithium Projects, the Company’s other mineral interests and the business of the Company, readers are referred to the Company’s then-current AIF, annual management’s discussion and analysis and interim management’s discussion and analysis, if applicable, all of which are incorporated by reference herein, and the other documents incorporated by reference herein. See also “Risk Factors” in this Prospectus and “Risk Factors” in the Company’s then-current AIF.

Summary of Quarterly Results

The following summary should be read in conjunction with the Company’s Management’s Discussion and Analysis for the three and nine months ended March 31, 2023 and the unaudited condensed consolidated interim financial statements and related notes thereto of the Company for the three and nine months ended March 31, 2023.

The following table presents selected unaudited consolidated financial information for each of the eight most recently completed quarters ending as at March 31, 2023, derived from financial statements prepared in accordance with IFRS, as applicable to interim financial reporting, including IAS 34, stated in Canadian dollars:

Quarter Ended	Total Revenues	Net Income/(Loss)	Earnings/(Loss) Per Share
June 30, 2021	$Nil	$(7,080,345)	$(0.05)
September 30, 2021	$Nil	$(9,358,988)	$(0.07)
December 31, 2021	$Nil	$(8,567,905)	$(0.06)
March 31, 2022	$Nil	$(13,740,984)	$(0.08)
June 30, 2022	$Nil	$(6,432,435)	$(0.04)
September 30, 2022	$Nil	$(1,558,454)	$(0.01)
December 31, 2022	$Nil	$(6,880,335)	$(0.04)
March 31, 2023	$Nil	$(7,100,612)	$(0.04)

Developments Following the Date of the Prospectus

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “preliminary short form prospectus” refer to “shelf prospectus supplement”.

CONSOLIDATED CAPITALIZATION

As at April 30, 2023 there were 172,552,197 Common Shares issued and outstanding, as well as 3,462,502 Warrants, 8,170,000 Options, and 1,991,004 DSUs outstanding. As at June 30, 2023, there were 172,752,197 Common Shares issued and outstanding, as well as 3,462,502 Warrants, 7,970,000 Options, and 1,991,004 DSUs outstanding.

On April 11, 2023, the Company granted a total of 3,750,000 Options and 1,991,004 DSUs to the directors and management of the Company in accordance with the amended and restated rolling stock option and the long-term incentive plans adopted by shareholders of the Company at the recent annual general and special meeting held on April 4, 2023.

Other than as noted above, there have been no material changes in our share or loan capital, on a consolidated basis, since March 31, 2023.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company since the date of the Company’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Preferred Shares or Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at June 30, 2023, 172,752,197 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s constating documents and the CBCA and its regulations. The Common Shares have no pre-emptive, subscription, redemption or conversion rights. Neither the CBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The CBCA and the Company’s constating documents provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority.

Dividend Policy

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

DESCRIPTION OF PREFERRED SHARES

The Company is authorized to issue an unlimited number of Preferred Shares, without par value of which, as at June 30, 2023, nil Preferred Shares are issued and outstanding. The particular class of Preferred Shares and the particular terms and provisions of any series of such class of Preferred Shares offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such series of Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be.

The Debt Securities will be issued in one or more series under an indenture to be entered into between the Company and one or more Trustees that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the indenture to be entered into will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the indenture. A copy of any such indenture will be available on SEDAR at www.sedar.com.

The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA or a United States federal funds rate.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts, which may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be, or may be converted into or exchanged for Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Subscription Receipts being offered will include specific terms and provisions of the Subscription Receipts being offered thereby. These terms and provisions will include some or all of the following:

•	the name or designation of the Subscription Receipts;

•	the number of Subscription Receipts being offered;

•	the price at which Subscription Receipts will be offered and whether the price is payable in instalments;

•	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities, as the case may be, and the consequences of such terms and conditions not being satisfied;

•	the number of Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities that may be issued or delivered upon the conversion or exchange of each Subscription Receipt;

•	the identity of the Subscription Receipt agent;

•	the manner in which funds will be invested and held, and procedures for the release of funds (including interest or other income earned on funds) pending satisfaction or non-satisfaction of the escrow release or other conditions;

•	any entitlements of the holders of Subscription Receipts to receive distributions declared on Common Shares or distribution-equivalent payments;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be converted or exchanged into Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities;

•	whether such Subscription Receipts will be listed on any securities exchange;

•	material Canadian federal income tax consequences of owning, holding or disposing of the Subscription Receipts, if any;

•	if applicable, whether the Subscription Receipts shall be in registered or unregistered form;

•	if applicable, that the Subscription Receipts shall be issuable in whole or in part as one or more Global Securities and, in such case, the depositary or depositaries for such Global Securities in whose name the Global Securities will be registered;

•	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada) pursuant to which the Company will agree not to distribute pursuant to this Prospectus, as it may be supplemented or amended, any Warrants that are “novel” (as such term is defined in NI 44-102), including Warrants that are convertible into or exchangeable or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada) where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

The Company may issue Warrants for the purchase of Common Shares and/or or other securities. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Warrants may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under one or more warrant indentures, in each case between the Company and a warrant agent determined by the Company. Each such warrant indenture, as supplemented or amended from time to time, will set out the terms and conditions of the applicable Warrants. The statements in this Prospectus relating to any warrant indenture and the Warrants to be issued under it are summaries of anticipated provisions of an applicable warrant indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such warrant indenture, as applicable. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Warrants being offered will include specific terms and provisions of the Warrants being offered thereby. These terms and provisions will include some or all of the following:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the Common Shares and/or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued in fully registered or global form;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants; and

•	any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities issuable on exercise of the Warrants.

Warrants, if issued in registered form, will be exchangeable for other Warrants of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The Company may issue Units comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Prospectus Supplement relating to any Units being offered will include specific terms and provisions of the Units being offered thereby. These terms and provisions will include some or all of the following:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

•	the currency or currency units in which the Units may be purchased, and the underlying Securities denominated;

•	whether such Units will be listed on any securities exchange;

•	whether the Units and the underlying Securities will be issued in fully registered or global form;

•	any other rights, privileges, restrictions and conditions attaching to the Units; and

•	any other materials terms and conditions of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to, if applicable, the unit agreement, collateral arrangements and depositary arrangements relating to such Units.

PLAN OF DISTRIBUTION

The Company may, during the 25-month period that this Prospectus remains effective, offer for sale and issue, as applicable, the Securities, separately or together: (i) through underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers, including sales upon the exercise of conversion or exchange rights attaching to convertible or exchangeable securities held by the purchaser; or (iii) through a combination of any of these methods of sale. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to each offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public, identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non- fixed price basis), the proceeds to the Company and any underwriters’, dealers’ or agents’ fees, commissions or other items constituting underwriters’ or agents’ compensation. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV, the NYSE American or other existing trading markets for the securities. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Any offering of Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions” or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the offered Securities at a level other than that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities to fund ongoing work programs to advance the South West Arkansas Project, the LANXESS Property Project, the Demonstration Plant, the expansion in East Texas, for working capital – meaning current assets minus current liabilities – and general corporate purposes, to repay indebtedness outstanding from time to time and for discretionary capital programs. Specific information about the use of the net proceeds to the Company of any offering of Securities under this Prospectus and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

In the next twelve months, the business objectives of the Company are to continue advancement of the LANXESS Property Project and South West Arkansas Project, and to secure additional brine leases and property rights throughout the Smackover Formation in Arkansas and Texas to provide the Company with the flexibility for future development of direct lithium extraction methodologies. The following development milestones are necessary to achieve these objectives, with the estimated costs of each as indicated:

•	Completion of a PFS in respect of the South West Arkansas Project; $500,000 (Q3 2023);
•	Completion of a DFS and FEED study in respect of the LANXESS 1A Project; $2,500,000 (Q3/4 2023);
•	Completion of a DFS and FEED for the South West Arkansas Project (including some additional drilling); $12,000,000 (ongoing through Q2 2024);
•	Acquisition of additional brine leases East Texas; $10,000,000 (ongoing through Q3 2024);
•	Drilling and resource development in East Texas ; $5,000,000 (ongoing through Q3 2024); and
•	Negotiation of LXS 1A project finance, finalise commercial agreements and LSTK/EPC pricing; $1,500,000 (ongoing through Q1 2024).

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

Any specific allocation of the net proceeds of an offering to a specific purpose will be determined at the time of the offering and will be described in the relevant Prospectus Supplement. To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the year ended June 30, 2022 and for the three and nine months ended March 31, 2023 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods. See “Risk Factors – Negative Operating Cash Flows”.

PRIOR FINANCINGS

The Company completed an offering of 13,480,083 Common Shares by way of non-brokered private placement on December 1, 2021. The net proceeds of the offering were approximately US$95,000,000, after deducting fees associated with the offering. The Company did not previously disclose a budget for the utilization of the proceeds of the offering, but did disclose that the proceeds were intended to be utilized to support the strategic development goals of the Company, and to pursue the following objectives:

•	Continue advancement of the first commercial project proposed for the LANXESS Property Project;
•	Accelerate and expand the continued development of the South West Arkansas Project;
•	Continue to develop and commercialize modern lithium extraction and processing technologies in collaboration with Koch Engineered Solutions; and
•	Pursue strategic project acquisitions.

As of the date of this Prospectus, the Company continues to utilize the proceeds of the offering in the achievement of these objectives.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on the TSXV and in the United States on the NYSE American under the symbol “SLI”, and on the FRA under the symbol “S5L”. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities is speculative and subject to a number of risks, including those set forth below and in the Company’s then-current AIF and in the then-current management’s discussion and analysis for our most recently completed financial year and interim financial period, if applicable. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.

Prospective investors should carefully consider these risks, in addition to the information contained and incorporated by reference herein and in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the events identified in these risks and uncertainties were to actually occur, it could have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently considered immaterial may also have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus or the applicable Prospectus Supplement or the documents incorporated by reference herein and therein or other unforeseen risks.

Liquidity and Capital Resources

At March 31, 2023, the Company had a cash balance of $91,422,174, a working capital surplus of $88,678,997 and current obligations of $6,676,125. As at May 31, 2023, the Company had a cash balance of approximately $67,000,000, a working capital surplus of approximately $65,300,000 and current obligations of approximately $9,300,000.

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for lithium and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

There is No Market for the Securities

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

Dilution from Further Financings

The Company may need to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment and the value of the Company’s securities.

Active Liquid Market for Common Shares and Market Price of Securities

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies with small capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These risk factors included global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Company’s performance.

Other factors unrelated to the performance of the Company that may have an effect on the price of Common Shares include the following: lessening in trading volume and general market interest in the Company’s securities may affect a purchaser’s ability to trade significant numbers of Common Shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The price per Common Share may be adversely affected by a variety of factors relating to the Company’s business, including fluctuation in the Company’s operating and financial results, the result of any public announcement made by the Company and the Company’s failure to meet analysts’ expectations. Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s activity and changes in interest and currency rates.

The market value of the Common Shares may also be affected by the Company’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which the Common Shares are traded and the market segment of which the Company is a part.

The Company May Be Impacted by Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on fluctuations in lithium prices and other factors, the intended use of net proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company’s business, financial condition, results of operations or prospects may suffer.

Negative Operating Cash Flows

Given that none of the Company’s properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for its financial year ended June 30, 2022. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves or a portion of the proceeds of any offering of Securities to fund such negative cash flow.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP with respect to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of U.S. law. As at the date of this Prospectus, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Company.

exemption from national instrument 44-101

Pursuant to a decision of the Autorité des marchés financiers dated May 17, 2023, the Company was granted exemptive relief from the requirement that this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement and the documents incorporated by reference therein to be filed in relation to an “at-the-market” distribution be publicly filed in both the French and English languages. This exemptive relief is granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market” distribution) and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages if the Company offers Securities to Quebéc purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

AUDITORS, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed as auditor of the Company on October 17, 2022 and have confirmed they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC and the Public Company Accounting Oversight Board on auditor independence.

The registrar and transfer agent for the Common Shares is TSX Trust Company, located at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS

Experts who have prepared reports for the Company directly or in a document incorporated by reference to the Prospectus include the following: Manning Elliott LLP, Chartered Professional Accountants, who prepared the auditors’ report accompanying the audited financial statements of the Company for the fiscal year ended June 30, 2022, report that they are independent in accordance with the Chartered Professional Accountants of British Columbia and the Public Company Accounting Oversight Board as at the date of such audit report.

Experts who have prepared reports or summaries of reports for the Company directly or in a document incorporated by reference to the Prospectus include the following: Marek Dworzanowski, P.Eng., B.Sc. (Hons), FSAIMM, Roy Eccles, M.Sc. P. Geol. of APEX Geoscience Ltd., Stanislaw Kotowski, P.Eng, M.Sc. of WorleyParsons Canada Services Ltd. and Dr. Ron Molnar Ph.D. P. Eng. of METNETH2O Inc. have acted as qualified persons under NI 43-101 in connection with the LANXESS PEA (as defined in the AIF). Mr. Rodney Breuer, P.Eng. of Engineering, Compliance and Construction, Inc (ECCI), Mr. Roy Eccles M.Sc. P. Geol. of APEX Geoscience Ltd., Mr. Trotter Hunt, P.Eng. of Guillot & Associates LLC, Mr. Tony Boyd, B.A.Sc., PhD., P.Eng. of NORAM Engineering and Constructors Ltd., Dr. Ron Molnar Ph.D. P. Eng. of METNETH2O Inc. and Mr. Steve Shikaze, M.Sc., P. Eng. of Matrix Solutions Inc. have acted as qualified persons under NI 43-101 in connection with the South West Arkansas Technical Report.

None of the above-mentioned experts has any registered or beneficial interest, directly or indirectly, in any securities or other properties of the Company. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

All scientific and technical information in this Prospectus has been reviewed and approved by Stephen D. Ross, Professional Geologist, who is a qualified person under NI 43-101. Mr. Ross is not independent of the Company as he is a Consultant and Vice President Resource Development of the Company. As of the date hereof, Mr. Ross holds 460,500 Common Shares and 100,000 Options.

GLOSSARY OF TERMS

When used in this Prospectus, the following terms have the meanings set forth below unless expressly indicated otherwise.

“AIF” has the meaning given to that term under “Documents Incorporated by Reference”.

“Arkansas Lithium Projects” has the meaning given to that term under “Business of the Company”.

“Board of Directors” means the board of directors of the Company.

“CBCA” means the Canada Business Corporations Act.

“Common Shares” has the meaning given to that term on the cover page of this Prospectus.

“Company” has the meaning given to that term on the cover page of this Prospectus.

“Demonstration Plant” has the meaning given to that term under “Business of the Company”.

“Debt Securities” has the meaning given to that term on the cover page of this Prospectus.

“DSUs” means the deferred share units of the Company.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“FRA” has the meaning given to that term on the cover page of this Prospectus.

“Forward-Looking Information” has the meaning given to that term under “Forward-Looking Information”.

“GAAP” means the Generally Accepted Accounting Principles.

“Global Securities” has the meaning given to that term under “Description of Debt Securities”.

“IFRS” has the meaning given to that term on the cover page of this Prospectus.

“LANXESS” means LANXESS Corporation.

“LANXESS Property Project” has the meaning given to that term under “Business of the Company”.

“LANXESS MOU” has the meaning given to that term under “Business of the Company”.

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323.

“MJDS” has the meaning given to that term on the cover page of this Prospectus.

“NI 43-101” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“NYSE American” has the meaning given to that term on the cover page of this Prospectus.

“Options” means the incentive stock options of the Company.

“Preferred Shares” has the meaning given to that term on the cover page of this Prospectus.

“Prospectus” has the meaning given to that term on the cover page of this Prospectus.

“Prospectus Supplement” has the meaning given to that term on the cover page of this Prospectus.

“SEC” has the meaning given to that term on the cover page of this Prospectus.

“Securities” has the meaning given to that term on the cover page of this Prospectus.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“SLI” or “we” has the meaning given to that term on the cover page of this Prospectus.

“South West Arkansas Project” has the meaning given to that term under “Business of the Company”.

“South West Arkansas Technical Report” has the meaning given to that term under “Business of the Company”.

“Subscription Receipts” has the meaning given to that term on the cover page of this Prospectus.

“TETRA” has the meaning given to that term under “Business of the Company”.

“TETRA 1st Option Agreement” has the meaning given to that term under “Business of the Company”.

“Trustee” has the meaning given to that term under “Description of Debt Securities”.

“TSXV” has the meaning given to that term on the cover page of this Prospectus.

“Units” has the meaning given to that term on the cover page of this Prospectus.

“Warrants” has the meaning given to that term on the cover page of this Prospectus.

“Zeton” has the meaning given to that term under “Business of the Company”.